UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

of the Securities Exchange Act of 1934

Veterinary Pet Insurance Company

(Name of Subject Company (issuer))

Scottsdale Insurance Company

(Name of Filing Persons (offeror))

Common stock, par value $0.18 per share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Peter W. Harper

Vice President of Finance and Treasurer

Scottsdale Insurance Company

8877 N. Gainey Center Drive

Scottsdale, Arizona 85258

480-365-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Calculation Of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$29,382,780	$1,154.74

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.18 per share, of Veterinary Pet Insurance Company, not owned by Scottsdale Insurance Company, at a purchase price of $13.80 per share, net to the seller in cash. As of March 31, 2008, 5,785,743 shares of Veterinary Pet Insurance Company common stock were outstanding, of which 3,743,556 shares were owned by the offerer, Scottsdale Insurance Company, plus 87,000 options for shares of common stock were outstanding, exercisable at prices under the offer price. As a result, this calculation assumes the purchase of 2,129,187 shares of Veterinary Pet Insurance Company common stock.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

✓	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement filed under cover of Schedule TO relates to the offer by Scottsdale Insurance Company, an Ohio corporation (“SIC”), to purchase all outstanding shares of common stock, par value $0.18 per share, of Veterinary Pet Insurance Company (“VPI”) not owned by SIC, at a purchase price of $13.80 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii).

Item 1.	Summary Term Sheet

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information

(a)    Reference is made to the information set forth under “Special Factors,” Section 7 (“Certain Information Concerning VPI”) in the Offer to Purchase, which is incorporated herein by reference.

(b)    Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c)    Reference is made to the information set forth under “Offer Terms,” Section 6 (“No Market for Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)    Reference is made to the information set forth under “Offer Terms,” Section 8 (“Certain Information Concerning SIC”) and Schedule A (“Information Concerning the Directors and Executive Officers of SIC”) in the Offer to Purchase, which is incorporated herein by reference.

(b)    Reference is made to the information set forth under “Offer Terms,” Section 8 (“Certain Information Concerning SIC”) and Schedule A (“Information Concerning the Directors and Executive Officers of SIC”) in the Offer to Purchase, which is incorporated herein by reference.

(c)    Reference is made to the information set forth under Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of SIC”) in the Offer to Purchase, which is incorporated herein by reference.

Item 4.	Terms of the Transaction

Reference is made to the information set forth under “Summary Term Sheet,” “Introduction,” and in the following sections under “Offer Terms”: Section 1 (“General Terms and Conditions”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (“Procedure for Tendering Shares”), Section 4 (“Rights of Withdrawal”) and Section 5 (“Certain United States Federal Income Tax Consequences of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)    Reference is made to the information set forth under “Special Factors,” Section 7 (“Terms and Structure of SIC’s Ownership and Operating Relationships with VPI”), “Offer Terms,” Section 8 (“Certain Information Concerning the SIC”) and Schedule A (“Information Concerning the Directors and Executive Officers of SIC”) in the Offer to Purchase, which is incorporated herein by reference.

(b)    Reference is made to the information set forth under “Special Factors,” Section 1 (“Background of the Offer”) and Section 2 (“Purpose of and Reasons for the Offer”) and “Offer Terms,” Section 8 (“Certain Information Concerning SIC”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals

(a) and (c)(1)-(7)    Reference is made to the information set forth under “Introduction,” “Special Factors,” Section 1 (“Background of the Offer”), Section 2 (“Purpose of and Reasons for the Offer”) and Section 8 (“SIC’s Plans for VPI”) and “Offer Terms,” Section 9 (“Merger; Appraisal Rights”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) and (b)    Reference is made to the information set forth under “Offer Terms,” Section 10 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

(d)    Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) and (b)    Reference is made to the information set forth under “Offer Terms,” Section 8 (“Certain Information Concerning SIC”) and Schedule A (“Information Concerning the Directors and Executive Officers of SIC”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)    Reference is made to the information set forth under “Introduction” and “Offer Terms,” Section 15 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements

(a)    The financial statements of SIC are not material to the Offer.

(b)    Not applicable.

Item 11.	Additional Information

(a)(1)    None.

(a)(2)    Reference is made to the information set forth under “Introduction,” “Offer Terms,” Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (“Procedure for Tendering Shares”), Section 9 (“Merger; Appraisal Rights”) and Section 13 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(3)    Reference is made to the information set forth under “Offer Terms,” Section 13 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(4)    Reference is made to the information set forth under “Offer Terms,” Section 14 (“Certain Effects of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(5)    None.

(b)    Reference is made to the Letter of Transmittal and the information set forth under “Special Factors,” Section 3 (“Position of VPI’s Independent Director Regarding the Fairness of the Offer”), Section 4 (“Reports, Opinions and Appraisals/Company Projections”), Section 6 (“VPI’s Independent Director Recommends that the Unaffiliated Shareholders Accept the Offer and Tender Their VPI Shares Pursuant to the Offer”), Section 9 (“Conduct of VPI’s Business if the Offer is Not Completed”) and under “Offer Terms,” Section 11 (“Certain Conditions of the Offer”) and Section 12 (“Dividends and Distributions”) in the Offer to Purchase, which is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase dated May 1, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)	Instructions and Notice for Conditional Exercise of Options to Purchase Common Stock of Veterinary Pet Insurance Company.

(a)(2)(i)	Letter to VPI Shareholders from SIC.

(a)(5)	VPI Supplemental Report.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCOTTSDALE INSURANCE COMPANY

Date: May 1, 2008	By:	/s/ Peter W. Harper
Peter W. Harper, Vice President of Finance and Treasurer

Exhibit Index

(a)(1)(i)	Offer to Purchase dated May 1, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)	Instructions and Notice for Conditional Exercise of Options to Purchase Common Stock of Veterinary Pet Insurance Company.

(a)(2)(i)	Letter to VPI Shareholders from SIC.

(a)(5)	VPI Supplemental Report.

(b)	None

(d)	None

(g)	None

(h)	None